FILED BY BECTON, DICKINSON AND COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

SUBJECT COMPANY: C.R. BARD, INC.
SEC FILE NO.: 001-06926
DATE: MAY 25, 2017

On May 25, 2017, the following communication was sent to employees of C. R. Bard, Inc. by Vincent Forlenza, Chairman and CEO of Becton, Dickinson and Company:

To the Bard Team:

It’s hard to believe it’s been one month since we signed and announced the definitive agreement to bring together our two great companies.

Throughout the past few weeks, several BD leaders—myself included—have spent time visiting a number of Bard locations in the U.S., where we have sincerely enjoyed the opportunity to listen and learn from your Management Boards and associates.

BARD
Murray Hill, NJ

Salt Lake City, UT

Covington, GA

Minneapolis, MN

BD
Warwick, RI

Tempe, AZ

The opportunity to meet so many Bard employees was a very meaningful way to spend the first few weeks of our integration planning efforts. We saw first-hand the passion, honesty and humility of Bard associates and got a better sense of what makes Bard so special. These visits reinforced just how well our two companies will fit together—not only from a strategic perspective, but from a cultural one, with a shared commitment to advancing healthcare. On behalf of the entire senior team at BD, I’d like to thank you for the warm and gracious welcome.

Since then, we’ve made great progress in the early days of integration planning. Last week, we held our Integration Kick-off Meeting, where we gathered all of the functional leaders from both organizations – along with the business and regional leaders by phone—to start discussions on how we can bring together the best parts of both BD and Bard to create a new and better healthcare company. We’ll host similar kick-off meetings for the regions and countries throughout the month of June in the Americas, EMEA, Japan, China and Rest of Asia.

To keep you posted on our integration planning efforts, we will soon launch a new, bi-weekly Integration Insights newsletter. You’ll find the latest updates on our integration planning progress, as well as more information to help you get to know BD, in each edition.

In closing, I want to thank you once again for your unwavering commitment to the customers and patients we serve. I look forward to getting to know you and the Bard team even more as we move forward.

Sincerely,

Vince Forlenza

Chairman and CEO

BD

FORWARD-LOOKING STATEMENTS

This communication contains certain estimates and other “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target” or other similar words, phrases or expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements regarding BD’s proposed acquisition of Bard and other statements that are not historical facts. These statements are based on the current expectations of BD and Bard management and are not predictions of actual performance.

These statements are subject to a number of risks and uncertainties regarding BD and Bard’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, (i) the ability of the parties to successfully complete the proposed acquisition on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the acquisition, (ii) risks relating to the integration of Bard’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, (iii) the outcome of any legal proceedings related to the proposed acquisition, (iv) access to available financing for the refinancing of BD’s or Bard’s debt on a timely basis and reasonable terms, (v) the ability to market and sell Bard’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances, (vi) the loss of key senior management or other associates; (vii) the anticipated demand for BD’s and Bard’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures, (viii) the impact of competition in the medical device industry, (ix) the risks of fluctuations in interest or foreign currency exchange rates, (x) product liability claims, (xi) difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches, (xii) risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships, (xiii) successful compliance with governmental regulations applicable to BD, Bard and the combined company, (xiv) changes in regional, national or foreign economic conditions, (xv) uncertainties of litigation, and (xvi) other factors discussed in BD’s and Bard’s respective filings with the Securities Exchange Commission.

The forward-looking statements in this document speak only as of date of this document. BD and Bard undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, on May 23, 2017, BD filed with the SEC a registration statement on Form S-4 that constitutes a prospectus of BD and includes a preliminary proxy statement of Bard. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Bard. BD and Bard also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and Bard with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e-mail or written request by contacting the investor relations department of BD or Bard at the following:

Becton, Dickinson and Company	C. R. Bard, Inc.

1 Becton Drive	730 Central Avenue

Franklin Lakes, New Jersey 07417	Murray Hill, New Jersey 07974

Attn: Investor Relations	Attn: Investor Relations

1-(800)-284-6845	1-(800)-367-2273

PARTICIPANTS IN THE SOLICITATION

BD and Bard and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 15, 2016, for its 2017 Annual Meeting of Shareholders. Information about Bard’s directors and executive officers is available in Bard’s proxy statement dated March 15, 2017, for its 2017 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or Bard as indicated above.